Megan Alkana

Business Professional

[redacted] [redacted]

Professional summary

Business executive with extensive expertise in team leadership, operations management, and event booking, planning, and execution. Demonstrated success in leading multi-brand strategies within an entrepreneurial startup environment, driving sales results, and growing to over $1M in annual sales. Adept at building business through team development and strategy, business-to-business relationships, and optimizing organizational processes.

Employment history

New Motion LLC | Co-Founder | San Diego, CA

Oct 2018 - Present

- Aligning organizational goals with stakeholders, resulting in measurable growth and strategic alignment.
- Overseeing high-level initiatives, enhancing operational efficiency and planning for future expansion.
- Communicating objectives, fostering collaboration and achieving key outcomes.
- Monitoring business functions to ensure synergy and adherence to strategic plans, driving consistent results.

New Motion LLC | Board Member | San Diego, CA

Oct 2018 - Present

- Providing strategic guidance to shape company direction. Lead initiatives driving innovation and growth. Foster partnerships to expand market reach.
- Analyzing financial reports and market trends to inform decision-making. Evaluate potential risks and opportunities. Contribute to long-term planning.

New Motion LLC | General Manager | San Diego, CA

Oct 2018 - Present

- Overseeing daily operations, enhancing efficiency and team productivity through strategic planning.
- Implementing cost-saving measures, achieving measurable financial improvements and operational excellence.
- Developing and maintained strong client relationships, resulting in increased customer satisfaction and retention.
- Analyzing market trends to inform business strategies, driving significant revenue growth and market share.
- Leading cross-functional teams, fostering collaboration and innovation to meet organizational goals.

New Motion LLC | Event Coordinator | San Diego, CA

Oct 2018 - Present

- Coordinating events from planning to execution, ensuring seamless operations and client satisfaction.
- Managing budgets, vendor negotiations, and logistics to optimize resources and reduce costs.
- Developing detailed event timelines and contingency plans to address potential issues proactively.
- Collaborating with cross-functional teams to deliver high-quality events that meet client objectives.

Macy's Inc | Experience Leader | San Diego, CA

Aug 2015 - Sep 2020

- Designed multi-location training and education programs tailored to drive sales and hit key productivity metrics.
- Collaborated with cross-functional teams to plan and execute customer-facing activations and experience touchpoints.
- Partnered with internal and external stakeholders to plan, organize, and execute event programs with multiple layered goals targeting customer acquisition, retention, and increased spend per client.
- Responsiple for sales results, team development, customer satisfaction, clientele sales, and loyalty results.

Macy's Inc | Sales Manager | San Diego, CA

Aug 2010 - Aug 2016

- Managed 30+ sales team members, overseeing hiring, development, and performance evaluations.
- Drove $4.5M in annual sales across multiple key businesses, while meeting critical KPIs like NPS, customer loyalty, and hours utilization.
- Provided HR support, ensuring compliance with company and legal policies.
- Awarded 'Coach of the Year' locations for exceptional team performance and standards.